Cesca Therapeutics Inc.
2711 Citrus Road
Rancho Cordova, California 95742

April 3, 2014

VIA EDGAR

Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cesca Therapeutics Inc.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
File No. 333-82900

Dear Mr. Mancuso:

In response to the Staff’s oral comment received on April 2, 2014 regarding Cesca Therapeutics Inc.’s (the "Company’s") Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A filed on April 2, 2014, we have deleted prior proposals 4 and 5 regarding amendments to the Bylaws for advance notice provisions in connection with director nominations and to make business proposals, respectively.

The Company hereby acknowledges the following:

(i)             the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our Preliminary Proxy Statement on Schedule 14A or our response to the Staff’s comment,  please contact our counsel Daniel Eng of Weintraub Tobin at (415) 772-9608.

Very truly yours,
Cesca Therapeutics Inc.

By:	/s/ Matthew T. Plavan
Matthew T. Plavan
Chief Executive Officer